Forever Zen Ltd.

March 30, 2011

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Ms. Jessica Dickerson

Division of Corporate Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re:	Forever Zen Ltd.
Registration Statement on Form S-1
File No. 333-171637

Dear Ms. Dickerson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Forever Zen Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 4:00 PM Eastern Standard Time Eastern Standard Time on April 4, 2011, or as soon thereafter as is practicable.

•         Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:

/s/ Churyl Kylo

Churyl Kylo

960 12 Street

South Lethbridge, Alberta, T1J 2S7- Phone: 1-866-860-0707